UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

NTELOS Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67020Q107
(CUSIP Number)

Michael Huber
Quadrangle GP Investors LLC
1065 Avenue of the Americas, 34th Floor
New York, New York 10018
(212) 418-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 12, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 2 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle GP Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,388,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,388,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 3 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 4 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle GP Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,388,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,388,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 5 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 967,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 967,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 967,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 6 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Select Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,851
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 7 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 368,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 368,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 8 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 9 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle (AIV2) Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 10 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Select Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 11 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 12 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle NTELOS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 13 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle NTELOS Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 14 of 20

This amendment No. 5 relates to the Schedule 13D filed by Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle (AIV2) Capital Partners II LP, Quadrangle Select Partners II LP, Quadrangle Capital Partners II-A LP, Quadrangle NTELOS GP LLC, and Quadrangle NTELOS Holdings II LP (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on September 25, 2007, as amended (the “Schedule 13D”), relating to the common stock, par value $0.01 per share, of NTELOS Holdings Corp. Unless set forth below, all Items are unchanged from the Schedule 13D.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.    Purpose of Transaction

               Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On August 10, 2015, NTELOS Holdings Corp., a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Shenandoah Telecommunications Company, a Virginia corporation (“Shentel”) and Gridiron Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Shentel (“Merger Sub”), pursuant to which, at the effective time of the Merger (as defined below), Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Shentel (the “Merger”).  Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a Voting Agreement  (the “Voting Agreement”) with Shentel and the Company, pursuant to which the Reporting Persons agreed to vote the shares of common stock, par value $0.01 per share, of the Company (the “Shares”) they beneficially own at any meeting of the stockholders of the Company (or to consent in connection with any written consent of stockholders of the Company) as follows: (i) in favor of the Merger, the adoption of the Merger Agreement and any other matters necessary for the consummation of the Merger and the other transactions contemplated in the Merger Agreement and (ii) against alternative transactions or actions that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.  Pursuant to the Voting Agreement, each Reporting Person also granted its irrevocable (until the termination date of the Voting Agreement) proxy and attorney in fact to vote the Shares as described above. The Voting Agreement also restricts the Reporting Persons from selling or otherwise transferring their Shares or the voting power thereof prior to the termination of the Voting Agreement.  Further, to the extent any Reporting Person acquires any additional Shares or the power to direct the voting of any additional Shares, such Shares shall be subject to the provisions of the Voting Agreement. The Voting Agreement shall terminate upon the earliest of (a) the consummation of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) the filing of the Company’s Form 8-K announcing the voting results of the stockholders meeting at which the Merger Agreement was adopted by the Company’s stockholders and (d) written notice of termination of the Voting Agreement by Shentel to the Company and the Reporting Persons.”

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

“As further described in Item 4 hereof, on August 10, 2015, the Reporting Persons entered into the Voting Agreement with Shentel and the Company.  The description herein of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, filed as Exhibit A to this Schedule 13D.”

Item 7.   Material to be Filed as Exhibits.

Exhibit A: Voting Agreement, dated as of August 10, 2015, among Shenandoah Telecommunications Company, NTELOS Holdings Corp. and the stockholders party thereto (incorporated by reference to Exhibit 3.1 of the Form 8-K filed by NTELOS Holdings Corp. with the SEC on August 11, 2015).
Exhibit B:  Joint Filing Agreement, dated as of August 12, 2015.

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 15 of 20

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2015

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE GP INVESTORS LLC

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 16 of 20

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE NTELOS HOLDINGS II LP

By:	Quadrangle NTELOS GP LLC, as General Partner

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 17 of 20

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QCP GP INVESTORS II LLC

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 18 of 20

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value US$0.01 per share, of NTELOS Holdings Corp. and further agree to the filing of this agreement as an exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.

Dated: August 12, 2015

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE GP INVESTORS LLC

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 19 of 20

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE NTELOS HOLDINGS II LP

By:	Quadrangle NTELOS GP LLC, as General Partner

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 20 of 20

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QCP GP INVESTORS II LLC

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal